January 20, 2017

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)
Harbor Strategic Growth Fund (the “Fund”)
Post Effective Amendment No. 124
File Nos. 33-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Ms. Anu Dubey of the Division of Investment Management with respect to Post-Effective Amendment (“PEA”) No. 124 to the Trust’s registration statement on Form N-1A.

Set forth below are the staff’s verbal comments together with the Trust’s responses.

COMMENT 1       (Prospectus - Fund Summary - Fees and Expenses Table)

In footnote no. 3 to the Fees and Expenses Table, please combine the exclusions, i.e., interest expense, AFFE, etc., into one parenthetical.

Response:       Comment No. 1 is accepted.

COMMENT 2       (Prospectus - Fund Summary - Performance)

The performance presented in the prospectus for the Predecessor Fund’s Administrative and Investor Classes of shares is inconsistent with the staff’s position in its no-action letter to Quest For Value Dual Purpose Fund, Inc. (February 28, 1997) (the “Quest Letter”) because the Predecessor Fund performance reflects the cap on expenses set forth in the Expense Limitation Agreement. In Quest, fund performance was adjusted to reflect the expenses set forth in the fund’s summary table of fees and expenses but not to reflect the expense limitation on a fund’s expenses.

Response:

The Trust is aware of the position of the Commission staff taken in the Quest Letter relating to the restatement of performance in connection with the conversion of a registered closed-end investment company to an open-end investment company. In the Quest Letter, the Commission staff granted no-action relief to permit the fund to restate its performance history to reflect the anticipated fees and expenses following conversion to an open-end structure, subject to representations that the recalculation (1) occur only once, (2) “in no way reflect any fee waivers and expense reimbursements in effect for the [f]und,” and (3) result in total return figures that are no higher than would result from the use of actual expenses. The Commission staff also used its response to express a change in policy, stating that “the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”

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Securities and Exchange Commission January 20, 2017 Page 2 of 6

The Fund believes the presentation of the performance for the Administrative and Investor Classes of shares, as presented in the prospectus, is consistent with Commission guidance, including as set forth in the MassMutual Institutional Funds (pub. Avail. Sept. 28, 1995) no-action letter (the “MassMutual Letter”), and appropriate for prospective investors. In the MassMutual Letter, the Commission staff permitted a newly registered fund to adopt the performance history of its corresponding private investment fund and restate the performance history to reflect the estimated annual net operating expenses of the registered fund after fee waivers or expense reimbursements.

We believe that the concerns underlying the Commission staff position on the use of gross fees in the Quest Letter are no longer warranted. Prior to 1998, Form N-1A and related staff positions permitted a fund to disclose the effects of voluntary fee waivers in the fee table, provided that the gross expenses were disclosed in a footnote. We suspect that the Commission staff was concerned when issuing the Quest Letter that, if fees and expenses subject to voluntary waivers could be used in the restatement, an adviser to a fund seeking to rely on the relief might seek inappropriately to manipulate the restated performance by: (i) instituting short-term, drastic and voluntary fee waivers and expense reimbursements immediately prior to conducting the restatement and (ii) withdrawing the waivers and reimbursements immediately thereafter.

However, the revisions to Form N-1A adopted in March 1998 have addressed this concern by precluding funds from reflecting voluntary expense reimbursements and fee waivers in their fee tables. Since 1998, the Commission staff has permitted only “contractual” fee waivers (i.e., where the obligation to provide the waivers and reimbursements cannot be terminated by the service provider during the period in which the prospectus may be used) to be reflected. This change effectively precludes the sort of manipulation that the condition in the Quest Letter was designed to address. In this regard, the Fund seeks only to reflect the contractual fee caps in the performance restatement, and Harbor Capital Advisors is obligated to waive fees and reimburse expenses to support the caps through February 28, 2019, almost two full years after the time at which the restatements will be conducted. As a result, the “net” total annual operating expenses of the Administrative and Investor class of shares (which are higher than those of the Predecessor Fund) in fact are more likely to reflect investors’ actual experience as Fund shareholders, and thus would seem most appropriate to use in the restatement in any event.

In addition, the third condition of the Quest Letter was that the recalculation does not result in total return figures that are higher than the results from the use of actual expenses. In this case, the actual expenses of the Predecessor Fund are less than the contractually capped expenses of the Administrative Class and Investor Class shares of the Fund. Therefore, if we do not restate performance for the Administrative and Investor Class shares of the Fund, the total return figures shown will be higher than an investor would have experienced.

The Fund believes that the adjusted Predecessor Fund performance for the Administrative Class and Investor Class, as presented in the prospectus, is the most appropriate for investors. It is not inconsistent with the Commission guidance set forth in the Quest Letter which applies to different factual situations, and is consistent with the Commission guidance set forth in the MassMutual Letter. Therefore, the Fund respectfully intends to continue to use such performance in its offering and related materials.

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Securities and Exchange Commission January 20, 2017 Page 3 of 6

COMMENT 3       (Prospectus - Fund Summary - Principal Risks)

In regards to the emerging markets risk reference within the “foreign securities risk” disclosure, please consider whether or not investing in emerging markets is a principal investment strategy and, if so, please include disclosure for “emerging markets risk” within the Principal Investment Strategy section.

Response:	Investing in emerging markets is not a principal investment strategy of the Fund; therefore, the emerging markets risk reference within the “foreign securities risk” disclosure has been removed.

COMMENT 4       (Prospectus - Fund Summary - Principal Risks)

In regards to the “issuer concentration risk” disclosure, please use a word other than “concentration” as that word has a specific meaning within the 1940 Act and this Fund does not hold itself out as a “concentrated” fund.

Response:	Comment No. 4 is accepted. We have changed the heading of this risk to “Limited Number of Holdings Risk”.

COMMENT 5       (Prospectus - General Comment)

Please confirm that the prospectus will not be used to sell shares of the Fund until the reorganization is completed.

Response:	Comment No. 5 is confirmed.

COMMENT 6       (Prospectus - Fund Summary - Performance)

In the Average Annual Total Returns table, please confirm the inception date for the Institutional Class shares.

Response:	The inception date of the Institutional Class shares should reflect November 1, 2011, the inception date of the Predecessor Fund.

COMMENT 7       (Prospectus - Additional Information about the Fund’s Investments)

Please clarify whether this section is describing principal investment strategies or non-principal investment strategies or distinguishing between the two.

Response:	Comment No. 7 is accepted. We have revised “Other Investments” to say “Other Non-Principal Investments.”

COMMENT 8       (Prospectus - General Comment)

Please confirm that the auditor’s consent will be filed with the 485(b) filing.

Response:	Comment No. 8 is confirmed.

COMMENT 9       (Prospectus - Fund Summary - Principal Investment Strategy)

Please confirm that the filing contains a back cover.

Response:	Comment No. 9 is confirmed. The filing contains a back cover and was included in the 485(a) filing.

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Securities and Exchange Commission January 20, 2017 Page 4 of 6

COMMENT 10       (SAI - Investment Restrictions - Fundamental Investment Restrictions)

Please add disclosure indicating that in applying fundamental investment restriction no. 4, the Fund will consider the concentration of the underlying investment companies in which it invests when determining compliance with its own concentration policy.

Response:

Comment No. 10 is respectfully not accepted. Adding policy disclosure to the SAI to the effect that we would “consider” the concentration limits of any underlying investment companies in which the Fund may invest when determining diversification leaves too open-ended the scope and nature of obligation that the Fund would be agreeing to undertake. It would also leave uncertain the important issue of how the Fund, should it invest as a passive investor in another investment company, would, as a practical matter, be able to comply with this obligation. For example, we do not know what “consider” would mean in this context, where the issuers represented in an underlying fund’s portfolio change continuously, all without our control or advance knowledge. We are not comfortable implying to shareholders an obligation that is not clear in its meaning and that the Fund could not as a practical matter control or police on a real time basis.

We also are not aware of any provision of the Investment Company Act of 1940 or any regulation or formal Commission position thereunder that requires an investment company to apply the diversification limits of Section 5 to securities that are not in that company’s portfolio. Further, we note that in recognition of the fact that underlying investment companies themselves tend to hold numerous issuers, Section 5 specifically excepts from the diversification requirements applicable to a fund shares held in other investment companies.

COMMENT 11       (SAI - Investment Restrictions - Fundamental Investment Restrictions)

Please revise the clause “and privately issued mortgage-backed securities collateralized by mortgages insured or guaranteed by the U.S. government, its agencies or instrumentalities do not represent interests in any industry” to clarify that such securities are part of an industry.

Response:

Comment No. 11 is respectfully not accepted. A commonly accepted understanding of industry is: an aggregation of companies which produce or provide similar products or services, respectively. Mortgage-backed securities (MBS) do not fit this description. MBS are not companies at all, but a type of security. They no more comprise an industry than preferred stock or common stock, or secured debt, fixed rate debt or floating rate debt comprise an industry. Further, issuers of MBS are not themselves engaged in any industry but are merely passive, pass thru or conduit structures for securitization of the debt of individuals or companies (i.e., the obligors on the underlying debt).

MBS may be backed by: (i) traditional residential mortgages; (ii) second or home equity mortgages; (iii) multi-family mortgages; or (iv) commercial property mortgages (CMBS). The obligors, originators and special purpose vehicle (SPV) issuers, as well as the underlying mortgages, have materially different primary economic characteristics.

Obligors are individuals (whose economic circumstances, incomes and dependencies are as varied as are their employers and their employers’ industries or, in the case of self-employed persons, their own businesses) and institutions (who can be in any industry including non-real estate industries). A residential obligor could be an individual employed by a Coca Cola plant, while the obligors of a CMBS in the same pool could be a high tech company and a coal mining company. While one might say all obligors are

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Securities and Exchange Commission January 20, 2017 Page 5 of 6

“real estate” investors of some sort, that should not lead to a “real estate” industry classification. The consumer/homeowner/teacher with a residential mortgage loan would not likely consider him or herself in the real estate “industry” simply by owning a home in which to live. Likewise, the pharmaceuticals company that is the obligor on a commercial mortgage loan would not likely consider itself to be in the real estate industry simply because it owns the laboratory in which its pharmaceuticals are made. Even obligors of the same type are also widely diversified by region with different local economic outlooks, and real estate markets in each.

The originators of mortgage loans are commercial banks, savings and loans and non-bank lenders in different regions with different business focus (e.g., residential/consumer vs. commercial lending). Even if the originators were all considered to be in the real estate lending business, they are not the obligors but typically the obligees/debt holders. The Commission and fund industry do not typically classify debt by the industry of the obligee. To the extent the term “originator” includes mortgage brokers and similar entities, these are not even obligees.

As noted above, an SPV issuer of MBS is more accurately described as a type of structure than a business. If a fund acquired a diversified portfolio of mortgage loans directly, the Commission staff could not reasonably take the view that the mortgage notes were “issued” by persons in the same industry. Pooling that identical portfolio into a legal structure (the SPV) should not alter that conclusion.

To the contrary, the MBS structure itself “unconcentrates” the underlying instruments. There are no “primary characteristics” common to all mortgage backed securities. Even if there were some risks common to several obligors in an MBS, the whole nature of the MBS structure is to diversify and diffuse these risks broadly. Thousands of mortgages are pooled, then securitized. The resulting MBS is then subdivided into classes or tranches, each with separate economic characteristics. Whatever similar characteristics may have existed at the beginning are effectively diversified and diffused. While it is true that all MBS have one common characteristic, real estate, that is merely the collateral for the debt. In the case of other debt securities, the Commission and fund industry do not typically classify such instruments by their collateral type for industry concentration purposes. Presumably, for all these reasons, publicly available industry classifications such as SIC and NAICS do not classify MBS as an industry.

NAICS Codes (first adopted in 1997 to replace the SIC Codes (last updated in 1987)) do not classify asset backed securities, MBS or any equivalent security designation as a single industry. The very fact that the Commission classifications differ from widely accepted classifications proves the point that there is a great deal of subjectivity in this classification and that reasonable minds can and do differ. Thus, concluding that MBS are not any single industry is a “reasonable” classification. If the SIC and NAICS Codes do not classify MBS as a single industry, so should a fund be able to take the same position.

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Please note that (i) the Registrant does not involve a master-feeder arrangement and (ii) the Registrant’s operations do not raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Registrant may invest. One series of the Trust is a money market fund.

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

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Securities and Exchange Commission January 20, 2017 Page 6 of 6

If you have any questions or comments concerning the foregoing or the attached, please contact the undersigned at (312) 443-4428.

Sincerely,

/s/ Jodie L. Crotteau
Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.
Jill Damon, Esq.
Dechert LLP

David G. Van Hooser
Anmarie S. Kolinski
Charles F. McCain, Esq.
Erik D. Ojala, Esq. Harbor Funds

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.